Exhibit 99.1

YM BIOSCIENCES INITIATES NON-SMALL-CELL LUNG CANCER TRIAL WITH NIMOTUZUMAB
- First patient treated in Canada with trial to expand to Korea -

MISSISSAUGA, Canada - March 23, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that the first patient has been enrolled in its multi-center Phase I/II Non-Small-Cell Lung Cancer (NSCLC) trial utilizing YM’s anti-EGFr monoclonal antibody, nimotuzumab (TheraCIM). The randomized Phase II part of the trial will compare the effects of the combination of nimotuzumab with radiation against radiation alone in patients with Stage IIB and III disease who are found to be insufficiently fit to tolerate the standard-of-care or who are not amenable to treatment with curative intent.

“Together with our European development partner, Oncoscience AG, our Southeast Asian partner, Innogene Kalbiotech Pte. Ltd., and our partner in Korea, Kuhnil Pharmaceutical Co., we have expanded the clinical development program for nimotuzumab to include trials in children and adults with brain cancer, advanced metastatic pancreatic cancer and now NSCLC. In addition, the licensor has trials ongoing for nimotuzumab in glioma, breast, esophageal and prostate cancer,” said David Allan, Chairman and CEO of YM. “We expect to complete recruitment for the NSCLC trial in approximately 20 months.”

The Phase I portion of the NSCLC trial will be an open-label dose escalation study in which increasing doses of nimotuzumab will be studied in combination with palliative radiation in patients with Stage IIB and III disease who are unable to receive standard chemoradiation treatment with curative intent. Separate dose escalation studies will be conducted in Canada by YM and in Korea by YM’s partner Kuhnil Pharmaceutical Co. The primary objectives of the Phase I studies are to determine the optimal dose, any dose limiting toxicity (DLT), safety profile and observe any evidence of antitumour activity of nimotuzumab when used in combination with radiation. The enrolment in this study is expected to be up to 30 evaluable patients and will depend upon the number of dose levels tested.

The Phase II portion of the trial is expected to enroll approximately 120 patients in total who will be randomized to receive either palliative radiation therapy or nimotuzumab in combination with palliative radiation therapy. The primary clinical endpoints for the Phase II study will be local tumor control and survival.

Nimotuzumab is being developed in a number of indications and is in the class of EGF-targeting drugs which have repeatedly demonstrated their ability to enhance the effect of radiation. A randomized trial with nimotuzumab that included 130 patients suffering from nasopharyngeal cancer was completed in China and demonstrated the substantial benefit of nimotuzumab when added to standard radiation therapy, resulting in the drug being approved for sale in that country. Nimotuzumab has shown clinical benefit as a monotherapy as well; a Phase II monotherapy trial of nimotuzumab produced evidence of efficacy and a strong indication of survival benefit in children with recurrent brain cancer. Nimotuzumab is unique because it has not produced the emotionally and physically debilitating side effects of rash or severe diahhrea suffered by patients treated with the other drugs in this class. Phase III IND applications have been filed in Europe for the drug.

Nimotuzumab is licensed to YM’s subsidiary CIMYM Inc. by CIMAB S.A., a corporation representing the Center of Molecular Immunology in Havana. CIMYM’s licenses are for the major market countries including Europe, North America and the Pacific Rim countries excluding China. CIMAB has separate licenses in India with Biocon Biopharmaceuticals Limited and the Peoples’ Republic of China with Biotech Pharmaceuticals Limited.

Lung cancer is the leading cause of cancer-related mortality in both men and women. The prevalence of lung cancer is second only to that of prostate cancer in men and breast cancer in women. (NSCLC) accounts for approximately 75% of all lung cancers. The standard of care for the treatment of NSCLC is radical therapy utilizing the chemotherapy cisplatin in combination with high dose radiation. Dr. Mark Vincent, staff oncologist at the London Regional Cancer Centre, estimates that the combined population of patients unfit for chemotherapy or unwilling to undergo the treatment because of the often intolerable side effects of chemotherapies may approximate 20% of patients diagnosed with an advanced form of this cancer. In addition, virtually all patients with NSCLC will eventually become refractory to chemotherapy and be treated with radiation as palliative care.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy.

In addition to tesmilifene, YM BioSciences is developing nimotuzumab for which Phase III IND applications have been filed. The Company is also developing an anti-GnRH anti-cancer vaccine, Norelin™, for which Phase II data have been released. YM’s subsidiary DELEX Therapeutics Inc. is developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and a randomized Phase IIb pain trial has been initiated. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-212-477-9007 x31	Tel. +1-905-629-9761
Fax +1-212-460-9028	Fax +1-905-629-4959
Email: tfechtner@troutgroup.com	Email: ir@ymbiosciences.com

James Smith, the Equicom Group Inc.
Tel. +1-416-815-0700 x 229
Fax +1-416-815-0080
Email: jsmith@equicomgroup.com